GKN PLC

05012497

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

2 November 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN PLC

GKN plc – Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S De Ritter

Sandie De Ritter

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 1 November 2005 it purchased 75,000 of its ordinary shares at a price of 278.25p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 25,220,000 of its ordinary shares in Treasury and has a total of 714,733,857 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
1 November 2005